Exhibit 99.9
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

HIGHLAND CRUSADER OFFSHORE	)
PARTNERS, L.P.,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
MARK H. RACHESKY, SAI	)
DEVABHAKTUNI, HAL GOLDSTEIN,	)
MICHAEL B. TARGOFF, JOHN D.	)
HARKEY, JR., DEAN OLMSTEAD,	)
ARTHUR L. SIMON, JOHN P. STENBIT,	)
MHR FUND MANAGEMENT LLC,	)
LORAL SPACE & COMMUNICATIONS,	)
INC.	)
)
Defendants.	)
VERIFIED CLASS COMPLAINT
     Plaintiff Highland Crusader Offshore Partners, L.P. (“Highland”) brings this action directly on behalf of a class of stockholders against defendants Mark H. Rachesky, Michael B. Targoff, Sai Devabhaktuni, Hal Goldstein, John D. Harkey, Jr., Dean Olmstead, Arthur L. Simon, and John P. Stenbit (the “Individual Defendants”), MHR Fund Management LLC (“MHR”), and Loral Space & Communications, Inc. (“Loral” or the “Company”). Highland alleges, upon knowledge as to itself and its own acts and upon information and belief as to all other matters, as follows:
SUMMARY OF THIS ACTION
     1. This action seeks to remedy the injury inflicted on Loral’s non-controlling stockholders by a private issuance of public equity, commonly known as a “PIPE” transaction, through which MHR, Loral’s controlling stockholder, extracted preferred stock from Loral with both economic value and non-economic rights worth far beyond what MHR paid (the

“Controlling Stockholder PIPE”). Because the consideration took the form of stock, the effect of the Controlling Stockholder Issuance was to expropriate both economic value and voting power from Loral’s non-controlling stockholders. Through this action, Highland seeks to remedy the wrongs inflicted on Loral’s non-controlling stockholders by MHR, its representatives on the Loral board of directors (the “Board”), and their fellow faithless fiduciaries on the Board who breached their duty of loyalty and failed to act in good faith in negotiating, approving, and proceeding with the Controlling Stockholder PIPE.
     2. In the Controlling Stockholder PIPE, MHR paid approximately $300 million for shares of preferred stock (the “Preferred Stock”) that are convertible into common stock at a conversion price of $30.1504 per share (the “Conversion Price”). At the time MHR and Loral originally announced the Controlling Stockholder PIPE, the Conversion Price represented a nominal premium of 12% above Loral’s market price. Based on material, non-public information, MHR and the Individual Defendants knew that the Conversion Price dramatically understated the true value of the equity MHR was receiving for a multitude of reasons.
     3. First, the sheer size of the Controlling Stockholder PIPE demanded a price far higher than what MHR paid, which was merely a nominal 12% over market. The Preferred Stock issued to MHR equals approximately one-half of Loral’s outstanding equity prior to the issuance. Loral’s stock is thinly traded, and MHR could never accumulate such a large block of equity though market purchases without dramatically increasing the price of Loral’s stock.
     4. Second, the preferential rights conferred by the Preferred Stock demanded a price far higher than what MHR paid. Under the certificates of designation for the Preferred Stock, MHR is entitled to class voting rights that cover virtually any significant transaction involving Loral and certain ordinary course of business issues as well. The Preferred Stock also gives

MHR powerful rights in the event of a broadly defined “Change of Control,” including a unilateral put option through which MHR can require Loral to repurchase the Preferred Stock for aggregate consideration of $446,839,773.81, plus any unpaid dividends. A unilateral put right triggering an immediate half-billion dollar cash payment that includes a 50% control premium by itself justified a far higher price.
     5. Third, MHR and the Individual Defendants knew that the intrinsic value of Loral’s stock was much higher than the Conversion Price. In August 2005, in conjunction with Loral’s emergence from bankruptcy, the bankruptcy court valued Loral’s equity at $32.10 per share. In the eighteen months since then, Loral’s financial performance has improved dramatically. MHR and the Individual Defendants could not have acted in good faith by setting the Conversion Price below the $32.10 per share value placed on Loral eighteen months earlier by the bankruptcy court.
     6. Fourth, MHR and the Individual Defendants “spring-loaded” the Controlling Stockholder PIPE. MHR and all of the Individual Defendants possessed private information in October 2006 about materially positive news soon to be disclosed by Loral. At the time MHR and the Individual Defendants were negotiating and approving the Controlling Stockholder PIPE, Loral had not yet announced its results for the third quarter of 2006, which ended on September 30, 2006. MHR and the Individual Defendants, however, had access to and knew those results. MHR in particular knew of Loral’s blockbuster quarter as a result of its three designees on the Board. In the press release issued on November 13, 2006, Loral’s CEO summarized those results in simple terms: “Our overall business execution has been excellent.”
     7. Nor were Loral’s third quarter financial results the only good news in the pipeline. At the time MHR and the Individual Defendants were negotiating and approving the SPA, they knew that Loral was well-positioned to win more than its share of satellite bids over the next several months. Indeed, following the announcement of the SPA, Loral announced in short order that it had been awarded contracts for four new satellites. Loral also won two additional satellite contracts that were not the subject of specific press releases. During a typical year, there are approximately twenty satellite contracts available in the entire industry. The defendants thus knew that Loral would be the beneficiary of an outsized allocation of contracts.
     8. Furthermore, in October 2006, at the time the defendants were negotiating and approving the SPA, the defendants knew that Loral would be announcing imminently other positive news about its business, such as a successful satellite delivery and a litigation win. Most significantly, the defendants knew that Loral shortly would be announcing a plan to acquire Telesat Canada and combine it with Skynet, thereby creating one of the word’s largest operators of telecommunications satellites.
     9. By entering into the SPA in October 2006, at a time when these events were known or foreseeable to insiders but not yet understood by public investors, MHR and the Individual Defendants “spring-loaded” the value of the Controlling Stockholder PIPE. In other words, the defendants knew that Loral was far more valuable than the Conversion Price. MHR nevertheless extracted the Conversion Price from the Individual Defendants and thereby expropriated economic value and voting power from Loral’s non-controlling stockholders.
     10. MHR and the Individual Defendants took further steps to spring-load the value of MHR’s grant by changing their approach to the public markets. Prior to the Controlling Stockholder PIPE, the Individual Defendants refused to hold analyst calls or take other routine steps to communicate with the markets about Loral. Not one stock analyst currently covers Loral. These factors depressed the trading price of Loral’s stock. Not coincidentally, after the

Controlling Stockholder PIPE, the Individual Defendants announced that they would begin holding analyst calls and communicating regularly with the public markets. MHR and the Individual Defendants knew that these changes would increase institutional investor and market interest in Loral’s stock and further increase the market price. Those benefits in turn would redound disproportionately to the benefit of MHR.
     11. MHR and the Individual Defendants did not conduct any reasonable procedures to obtain market pricing or terms prior to entering into the Controlling Stockholder PIPE. The Individual Defendants did not explore financial sponsors other than MHR. They did not develop alternative plans to give them negotiating leverage vis-à-vis MHR. Nor was Loral desperately in need of cash or otherwise in financial distress. Loral management had disclosed only two months earlier that Loral’s cash reserves were adequate. Just weeks after the Controlling Stockholder PIPE, Loral filed a $500 million shelf registration statement that it easily could have used to raise the needed funds. But rather than pursuing any of these options, the Individual Defendants allowed MHR to control the process and extract the Preferred Stock.
     12. Loral originally announced the Controlling Stockholder PIPE on October 17, 2006. Highland and Murray Capital Management, Inc., another large stockholder, immediately objected.
     13. In response to the outcry following the announcement of the Controlling Stockholder PIPE, both MHR and Loral announced that they were reconsidering the transaction. On October 27, 2006, Loral announced that it had asked MHR to propose an alternative to the Controlling Stockholder PIPE that would permit participation by all interested stockholders. MHR announced that it was pleased with the request and that a response would be forthcoming. These disclosures were false.

     14. During the next four months, the Individual Defendants had ample opportunity to renegotiate the Controlling Stockholder PIPE. Highland made an offer to provide comparable financing to Loral on terms more favorable to Loral than the Controlling Stockholder PIPE. The Individual Defendants never pursued this offer. The Individual Defendants could have used the passage of the drop-dead date to terminate or renegotiate the deal. Because the continued recommendation of a special committee of independent directors was a condition to closing, the special committee could have withdrawn its recommendation and forced MHR to renegotiate the transaction. When Nasdaq regulators informed MHR and Loral that they would not approve the transaction in its then-current form, the Individual Defendants could have forced MHR to re-negotiate the transaction. Instead, they agreed to a revised transaction that would permit the Controlling Stockholder PIPE to proceed.
     15. On February 26, 2007, Loral announced that contrary to its earlier representations, Loral and MHR were moving forward with the Controlling Stockholder PIPE. Loral’s common stock opened on that day at $51.25 per share, a price $21.10 above the Conversion Price. The spread between these values represented an immediate, windfall profit to MHR of nearly $210 million. This economic value did not materialize out of thin air. It was expropriated from Loral’s non-controlling stockholders.
     16. By proceeding with the Controlling Stockholder PIPE after Loral’s stock price had skyrocketed from $26.96 on October 19, 2006 to as high as $51.11 on February 23, 2007, the Individual Defendants permitted MHR to capture all of the benefits of the stock appreciation without bearing any of the intervening risk.

     17. On February 27, 2007, the day Loral completed the Controlling Stockholder PIPE, Loral’s common stock closed at $47.40 per share. This drop represented an aggregate loss to stockholders of $77 million.
     18. Even Loral has recognized the value expropriated by MHR. According to Loral’s Form 10K for the year ended December 31, 2006 (the “2006 10K”), the undervalued equity extracted by MHR conferred a benefit on MHR of up to $170 million. To account for this benefit, Loral will be forced to take a one-time charge to earnings in the first quarter of 2007 in the amount of $8.60 per share. Loral’s EBITDA for the entire year in 2006 was only $101 million, or approximately $5 per share. Thus even under Loral’s doubtless conservative calculation, the value improperly conferred on MHR by the Controlling Stockholder PIPE far exceeds all of Loral’s reported EBITDA for the prior year. Moreover, Loral’s reported EBITDA included two one-time items with a combined value of $29 million. Excluding these items, the Controlling Stockholder PIPE represents a direct wealth transfer from Loral’s non-controlling stockholders to MHR of nearly three times Loral’s 2006 EBITDA. To make matters worse, every time Loral pays a dividend on the newly issued shares, as it must under the terms of the Preferred Stock, Loral must take additional charges to earnings. Each of these dividend payments results in further transfers of economic value and voting power from Loral’s non-controlling stockholders to MHR.
     19. Prior to filing this action, Highland utilized Section 220 of the General Corporation Law to inspect Loral’s books and records. Highland agreed to maintain the confidentiality of the resulting books and records. Highland therefore has not made any reference to the books and records in this complaint.

     20. Through this action, Highland seeks to remedy MHR’s expropriation of economic value and voting power through an appropriate award of damages and/or equitable relief against MHR and the Individual Defendants.
THE PARTIES
     21. Plaintiff Highland is the beneficial owner of 981,879 shares of Loral’s common stock. Prior to the Controlling Stockholder PIPE, Highland’s holdings represented approximately 5% of Loral’s outstanding equity. At the opening of the market on February 26, 2007, the day on which Loral announced that it was moving forward with the Controlling Stockholder PIPE, Highland’s stake had a value in excess of $50 million.
     22. Defendant Loral is a publicly traded Delaware corporation with facilities throughout the world. Loral is a leading satellite communications company with substantial activities in satellite-based communications services and satellite manufacturing. Loral has two principal operating subsidiaries: (i) Loral Skynet Corporation (“Skynet”), which generates revenues and cash flows by leasing satellite capacity on its four-satellite fleet and by providing professional services to other satellite operators, and (ii) Space Systems/Loral, Inc. (“SS/L”), which generates revenues and cash flows from designing and manufacturing satellites, space systems, and space system components.
     23. Loral is the successor to Loral Space & Communications Ltd. (“Old Loral”), which reorganized under Chapter 11 (the “Loral Bankruptcy”). Loral emerged from bankruptcy on November 21, 2005 (the “Effective Date”). On the Effective Date, Loral issued 20 million shares of common stock. Also on the Effective Date, Skynet issued $200 million of preferred stock (the “Skynet Preferred”) and $126 million of senior secured notes (the “Skynet Notes”). Both the Skynet Preferred and the Skynet Notes are senior in Skynet’s capital structure to Loral’s position as the holder of all of Skynet’s common stock.

     24. Defendant MHR, together with its affiliates, is Loral’s controlling stockholder. Loral has described MHR as “our controlling shareholder” in both its 2006 10K and in its Form 10K for the year ending December 31, 2005 (the “2005 10K”). Prior to the Controlling Stockholder PIPE, MHR owned approximately 7.1 million shares of Loral common stock, representing 35.9% of Loral’s issued and outstanding shares. MHR also appoints three directors to the Board, including the Chairman Mark Rachesky. Rachesky also was the Chairman of the Creditor’s Committee in the Loral Bankruptcy that appointed two other current directors of Loral, defendants Dean Olmstead and John Harkey. Loral has disclosed Rachesky’s role in the selection of these directors as a risk factor and conflict of interest in both its 2006 10K and its 2005 10K. As discussed below, Michael Targoff, an inside director and MHR’s CEO, and Dean Olmstead, a director chained to Loral by a lucrative consulting agreement, are both beholden to MHR. Prior to the Controlling Stockholder PIPE, MHR thus controlled 5 of Loral’s 8 sitting directors. Through the Controlling Stockholder PIPE, MHR obtained the right to appoint another MHR director, giving it control over 6 of Loral’s 9 potential directors.
     25. Through its common stock position and controlled directors, MHR exercises actual control over Loral at the stockholder and Board levels. MHR also exercises actual control over Loral at the Skynet level. MHR owns 38.3% of the Skynet Preferred and 44.6% of the Skynet Notes. The Skynet Preferred has an aggregate liquidation preference of $200 million, plus dividends, and enjoys class veto rights over significant transactions involving Skynet. The Skynet Notes have an aggregate value of $126 million, plus interest, and impose restrictions on Skynet’s ability to make investments, sell assets, make loans, repurchase equity interests, pay dividends, and engage in significant transactions. Skynet has the ability to repurchase the Skynet Notes at 110% of face value plus accrued interest, but only if holders of two-thirds of the Skynet

Notes do not object. Because MHR owns 44.6% of the Skynet Notes, MHR can determine whether or not Skynet can redeem the Skynet Notes.
     26. Defendant Mark H. Rachesky is the Chairman of Loral and an MHR appointee to the Board. Rachesky is co-founder and President of MHR. He is therefore interested in Controlling Stockholder PIPE. He is also the Chairman of Leap Wireless International, Inc. (“Leap”), where he serves with fellow Loral directors Targoff and Harkey. MHR is the largest stockholder of Leap. Rachesky also serves on the board of directors of Emisphere Technologies, Inc. (“Emisphere”) with fellow Loral director Harkey.
     27. Defendant Sai S. Devabhaktuni is a director of Loral and an MHR appointee to the Board. He a managing principal of MHR, and he is therefore interested in the Controlling Stockholder PIPE.
     28. Defendant Hal Goldstein is a director of Loral and an MHR appointee to the Board. He is a co-founder and managing principal of MHR. He is therefore interested in the Controlling Stockholder PIPE.
     29. Defendant Targoff is Chief Executive Officer of Loral. Under his employment agreement, Targoff receives a base salary of $950,000, which is subject to annual review by the Board. He also is entitled to an annual bonus, with a target amount of 125% of salary, as determined annually by the Board. Skynet and SS/L guarantee the payment and performance of Loral’s obligations under his employment agreement. Targoff’s compensation is material to him, as is his prestigious and powerful position as Loral’s CEO. Targoff’s continued employment and generous remuneration are dependent upon decisions made by the Board, which is controlled by MHR, and on the fate of Loral and Skynet, which is controlled by MHR at the stockholder, director, and Skynet levels. Targoff is therefore not independent with respect to the

Controlling Stockholder PIPE. Targoff has a long relationship with MHR. He previously served as a consultant to MHR and worked out of MHR’s office suite. He is also a director and member of the audit committee of Leap, where he serves with fellow MHR founder Rachesky and Loral director Harkey.
     30. Targoff is also interested in the Controlling Stockholder PIPE. Targoff received a grant of options to purchase 825,000 shares of Loral common stock, and he is entitled to receive a second grant in 2008 with a Black-Scholes value equal to one-half of the value of the first grant. Both grants are conditioned on Loral’s stockholders approving an amendment to Loral’s 2005 Stock Incentive Plan to increase by 1,165,000 the number of shares available for grant thereunder. Because of its dominant voting power, as a practical matter MHR can deliver the necessary stockholder approval at the Company’s next annual meeting. The quid pro quo for that approval is Targoff’s support for the Controlling Stockholder PIPE.
     31. Defendant Dean Olmstead is a director of Loral. He is president of Arrowhead Global Solutions, Inc. and founder and Chairman of Satellite Development LLC. Olmstead was appointed to the Board by the Creditors Committee in the Loral Bankruptcy, which was chaired by Rachesky. Olmstead is thus indebted to Rachesky for his lucrative appointment to the Board. Olmstead is a consultant to Loral pursuant to an agreement dated June 7, 2006. Olmstead’s consulting fee is $400,000 annually, and he is eligible for a target bonus of $240,000 (both payable at 80% unless he elects to devote his full time to Loral). The agreement is renewable for succeeding one year terms unless either party terminates the agreement. Olmstead is also entitled under the agreement to medical benefits, reimbursement of up to $12,000 annually for life insurance, and $22,500 annually in lieu of retirement benefits (these amounts payable at 80% until he elects to devote his full time to Loral). Olmstead’s continued consultancy with its generous remuneration and benefits are thus dependent upon decisions made by the Board, which is controlled by MHR. Indeed, because the agreement is renewable annually, Olmstead could lose his consultancy at any time if he does not continue to do MHR’s bidding.
     32. In addition, under the terms of his consulting agreement, Olmstead received a grant of seven-year options to purchase 120,000 shares of common stock of the Company, with a per-share exercise price of $26.52 (the “Olmstead Options”). Options covering 20,000 shares vest over a four-year period, with 25% vesting on each of the first four anniversaries of the grant date. Options covering the remaining 100,000 shares only will vest based upon closing of a satellite services business transaction with a specified value to Loral (25,000 options to vest upon closing of a transaction with value of between $100 million and less than $250 million; 50,000 options to vest upon closing of a transaction with a value of between $250 million and less than $500 million; 75,000 options to vest upon closing of a transaction with a value of between $500 million and less than $1,000 million; and 100,000 options to vest upon closing of a transaction with a value of $1,000 million or more). At the market opening on February 26, 2007, the Olmstead Options had a value of $2,969,600, an amount that is material to Olmstead. Olmstead is indebted to MHR and its Board representatives for bestowing this munificent grant upon him. Moreover, Because MHR controls Loral at the stockholder, Board, and Skytel levels, MHR determines whether a satellite services business transaction will take place, whether 100,000 options will vest, and whether Olmstead will receive the value of these options. Olmstead is therefore not independent with respect to the Controlling Stockholder PIPE.
     33. Olmstead is also interested in the Controlling Stockholder PIPE. Olmstead’s option grants are conditioned on Loral’s stockholders approving the amendment to Loral’s 2005 Stock Incentive Plan to increase by 1,165,000 the number of shares available for grant thereunder. Because of its dominant voting power, as a practical matter MHR can deliver the necessary stockholder approval at the Company’s next annual meeting. The quid pro quo for that approval is Olmstead’s support for the Controlling Stockholder PIPE.
     34. Defendant John D. Harkey, Jr. is a director of Loral. Harkey was appointed to the Board by the Creditors Committee in the Loral Bankruptcy, which was chaired by Rachesky. Harkey is thus indebted to Rachesky for his appointment to the Board. Harkey is a managing director of Cracken, Harkey & Co., L.L.C. (“Cracken Harkey”), a private equity firm. Cracken Harkey’s website lists its relationship with Rachesky and MHR as an “important relationship” for the firm. Harkey cannot be expected to act independently in the face of the wishes of one of his firm’s “important relationships.” Harkey is also a director and member of the audit committee at Leap, where he serves with Rachesky and Targoff, and a director of Emisphere, where he serves with Rachesky.
     35. Defendant Arthur L. Simon is a director of Loral. He a part-time consultant.
     36. Defendant John P Stenbit is a director of Loral. He also serves on the board of directors of Viasat Inc. with Targoff.
FACTUAL BACKGROUND
Loral Agrees To The Controlling Stockholder PIPE
     37. On October 19, 2006, Loral announced that it had entered into a securities purchase agreement (the “SPA”) with MHR providing for the Controlling Stockholder PIPE. Under the SPA, Loral agreed to issue to MHR shares of two newly created series of preferred stock – the Preferred Stock – in return for a payment by MHR of $300,000,098. On February 19, 2007, Loral issued to MHR 126,526 shares of Series A Cumulative 7.50% Convertible Perpetual Preferred Stock (the “Series A Preferred”) and 858,486 shares of Series B Cumulative 7.50% Convertible Perpetual Preferred Stock (the “Series B Preferred”). All of the Preferred

Stock converts into common stock on a 1:10 basis. The Series A Preferred converts directly into common stock; the Series B Preferred initially converts into either Series A Preferred or into non-voting Class B Common Stock, which in turn converts into common stock.
     38. All told, the Preferred Stock is convertible into at least 9,950,120 shares of common stock. At the time of the Controlling Stockholder PIPE, Loral had only 20 million shares of common stock issued and outstanding. The equity MHR extracted thus represents nearly one half of Loral’s pre-transaction equity. Through the Controlling Stockholder PIPE, MHR increased its equity stake in Loral from 35.9% to 57%. The equity stake of Loral’s non-controlling stockholders was concomitantly reduced from 64.1% to 43%.
     39. The Series A Preferred is immediately convertible at any time at the Conversion Price into 1,365,260 shares of common stock. By doing so, MHR can increase its ownership stake and commensurate voting power from 35.9% to 39.999%.
     40. The Series B Preferred initially converts into shares of Class B Common Stock, which are not currently authorized by Loral’s certificate of incorporation. Loral is contractually obligated to propose a charter amendment at its next annual meeting to authorize the Class B Common Stock. If the amendment is not approved, Section 5.02(c) of the SPA forces Loral to continue to propose the amendment at each annual meeting until the amendment is approved or the so-called “Majority Ownership Date” occurs. Loral also amended its bylaws to grant MHR the right to call a special meeting for the purpose of securing approval of the amendment. The Majority Ownership Date means (i) the date on which MHR has acquired a majority of Loral’s outstanding common stock by means other than through conversion of the Preferred Stock, or (ii) the date on which a third party acquires a majority of Loral’s outstanding common stock other than through certain transfers from MHR. After the Majority Ownership Date, each share of

Series B Preferred is convertible directly into Loral common stock, so there is no longer any need for the Class B Common Stock.
     41. MHR is free to vote all of its shares in favor of the charter amendment. Given that MHR currently holds 35.9% of Loral’s voting power and can increase its stake immediately to 39.999% by converting the Series A Preferred, and given that an 80% turnout or less is common for annual meetings, it is a safe bet that MHR will get the charter amendment it wants. The Individual Defendants notably did not bargain for or obtain any voting protections for Loral’s minority stockholders, such as a majority-of-the-minority provision or a requirement that MHR vote its shares in proportion to the votes of the other stockholders. Once approved, each share of Class B Common Stock will be convertible into one share of common stock.
     42. The definition of the Majority Ownership Date demonstrates that the Individual Defendants did not use the SPA to place any significant limitations on MHR’s power as a controlling stockholder; they instead increased it. The Individual Defendants did not obtain a standstill agreement that would prevent MHR from otherwise increasing its stake in Loral. The Individual Defendants did not obtain a lockup agreement that would prevent MHR from selling its shares to a third party. To the contrary, Section 5.09 of the SPA specifically permits MHR to sell shares of Preferred Stock or resulting shares of either Class B Common Stock or common stock pursuant to Rule 144 or in other exempt transactions. The only transfer restriction the Individual Defendants obtained limits MHR’s ability to transfer shares of Series A Preferred “issued on the Closing Date” or resulting common stock to another party who holds between 35.9% and 50% of Loral’s outstanding common stock. The SPA says nothing about MHR’s ability to transfer shares of Series B Preferred, Class B Common Stock, shares of Series A Preferred resulting from the conversion of shares of Series B Preferred, or resulting shares of common stock. The Individual Defendants could have bargained for and obtained meaningful transfer restrictions. They could have insisted on provisions requiring MHR to hold its equity for a period of years, thereby aligning MHR’s interests with those of the non-controlling stockholders. They could have bargained for and obtained restrictions on MHR’s ability to act at the Skytel level. The SPA is completely devoid of any such protections.
     43. Under Section 5.5 of the SPA, MHR can cause the Series B Preferred and Class B Common Stock to be converted, respectively, into Series A Preferred and common stock, simply by transferring it to an unaffiliated third party. The only limitation on the conversion applies if the third party would thereby acquire more than 35.9% of Loral’s outstanding voting power, in which case the transfer is barred and the conversion is ineffective. This limitation protects MHR’s status as the largest holder of common stock, not Loral’s minority stockholders. There is no limitation on MHR’s ability to buy back the resulting Series A Preferred or common stock. Under Section 5.06 of the SPA, MHR also can convert Series B Preferred and Class B Common Stock, respectively, into Series A Preferred and common stock, if at any point MHR’s combined holdings of Series A Preferred and common stock give MHR control of less than 39.999% of Loral’s aggregate voting power. In other words, if MHR sells shares of Series A Preferred or common stock, MHR immediately can replace them with converted shares of Series B Preferred and Class B Common Stock. The terms of the SPA thus allow MHR to increase its stake to 39.999% of Loral’s voting power and stay there.
     44. The Preferred Stock carries a cumulative dividend of 7.5%. For the first five and a half years, the dividend must be paid in kind. This means that each year, MHR’s share of Loral’s equity will increase by 7.5%. After five and a half years, Loral can begin paying the dividend in cash or can continue to pay in kind, depending on what the MHR-controlled Board decides. The following table shows the increase in the number of shares held by MHR, assuming full conversion into common stock, and the resulting percentage of Loral’s equity:

				% of Outstanding
				with MHR’s
			As Converted into	Existing Common
Date	Series A Preferred	Series B Preferred	Common Stock	Stock
2/17/2007	136,526	858,486	9,950,120	56.93%
2/17/2008	146,765	922,872	10,696,379	57.98%
2/17/2009	157,773	992,088	11,498,607	59.05%
2/17/2010	169,606	1,066,494	12,361,003	60.14%
2/17/2011	182,326	1,146,482	13,288,078	61.25%
2/17/2012	196,001	1,232,468	14,284,684	62.37%
8/17/2012	203,351	1,278,685	14,820,360	62.95%
     45. In the event of a “Change of Control,” MHR receives even greater rewards. MHR enjoys a unilateral put right pursuant to which MHR can require Loral to redeem the Series A Preferred for the sum of (i) the purchase price, (ii) all unpaid dividends accumulated through the date of the Change in Control, plus (iii) a “Make-Whole Amount” defined as the value of all the dividends that would have been paid on the Series A Preferred over the five and a half year period. For the Series A Preferred, the Make-Whole Amount is $20,147,931.46. Alternatively, MHR can convert the Series A Preferred into a number of shares of common stock equal to the foregoing amount divided by the Conversion Price. The Series B Preferred operates the same way. For the Series B Preferred, the Make-Whole Amount is $126,691,744.31. In the event of a Change in Control, therefore, MHR can cause the Preferred Stock to be redeemed for $446,839,773.81 plus all unpaid dividends.
     46. The terms of the Preferred Stock define “Change in Control” liberally in favor of the holders of the Preferred Stock, namely MHR. The definitions include, among other things, (i) the acquisition by any party or more than 50% or more than 90% of Loral’s voting power and (ii) a change in a majority of the Board. The Preferred Stock also carries substantial class voting rights that significantly expand MHR’s authority over Loral. These rights enable MHR to exercise its control in a stockholder capacity, rather than through its director-representatives.
     47. The Preferred Stock is also an entrenchment device. Section 5.12 of the SPA provides that MHR’s shares of Series A Preferred and any common stock into which the Series A Preferred is converted will be voted as the Board recommends in the election and removal of directors. As noted, the terms of the Preferred Stock provide that a change in the composition of the Board will constitute a Change in Control, thereby MHR’s half-billion dollar unilateral put right. The existence of this unilateral put right imposes an illegal and coercive tax on the exercise by stockholders of their franchise rights.
     48. Finally, the Preferred Stock gives MHR the right to nominate one new member to the Board. Following the closing of the Controlling Stockholder PIPE, MHR employees, officers or representatives will hold four of nine Board seats. They will continue to control Loral’s CEO Targoff and the director-consultant Olmstead. MHR thus will control six of Loral’s nine directors.
MHR Extracted Unfair Economic Value
Through The Controlling Stockholder PIPE
     49. MHR used the Controlling Stockholder PIPE to extract unfair economic value from Loral’s non-controlling stockholders. Although MHR paid $300,000,098 for the Preferred Stock, the value of the equity that MHR received far exceeded the price it paid. Because the consideration that MHR received in return for its cash was the Preferred Stock, the extraction of value came both at the expense of Loral and at the expense of Loral’s non-controlling stockholders.
     50. The price MHR paid for the Preferred Stock represented only a nominal 12% premium over the trading price of Loral’s common stock on the day the SPA was executed. This premium did not sufficiently account for the size of the Controlling Stockholder PIPE, which demanded a premium in excess of the nominal 12% over market. The Preferred Stock issued to MHR equals approximately one-half of Loral’s outstanding equity prior to the issuance. Loral’s stock is thinly traded. On October 17, 2006, the date of the SPA, Loral’s common stock closed at $27.095 on volume of only 46,933 shares. Loral recognized in its 2005 10K that since its emergence from bankruptcy, “[t]here is a thin trading market” for its public stock and that “trading activity in our stock has generally been light.” Loral again recognized these factors in its 2006 10K. Because Loral’s stock is thinly traded, MHR never could have accumulated such a large block of equity in market purchases without dramatically increasing the price of Loral’s stock, driving it towards the level of Loral’s intrinsic value. The Individual Defendants should have forced MHR to pay a much higher premium to obtain such a large and otherwise unattainable block of Loral equity.
     51. The price MHR paid for the Preferred Stock also did not sufficiently account for the unique attributes of the Preferred Stock in the form of their voting rights and preferences, including stockholder level vetoes over significant transactions and future issuances, a liquidation preference ahead of the common stock, generous conversion rights, and the unilateral put right which permits MHR to trigger a nearly half-billion dollar redemption payment in the event of a broadly defined Change of Control.
     52. MHR extracted even more economic value from Loral’s non-controlling stockholders by spring-loading the conversion price. Although the Conversion Price of $30.1504 was nominally 12% above Loral’s closing price on October 17, 2006, MHR and the Individual Defendants knew that this price dramatically understated Loral’s intrinsic value because there was lots of good news just around the corner for Loral.

     53. At the time MHR and the Individual Defendants were negotiating and approving the Controlling Stockholder PIPE, Loral had not yet announced its results for the third quarter of 2006, which ended on September 30, 2006. MHR and the Individual Defendants, however, had access to and knew those results. MHR in particular knew of Loral’s blockbuster quarter as a result of its three designees on the Loral Board, including Rachesky, the Chairman of the Board, and through its control over Loral’s CEO Targoff and the consultant-director Olmstead.
     54. On November 13, 2006, Loral announced its blockbuster results, including, among other things, that revenue for the third quarter of 2006 rose 42 percent to $227 million, compared to revenue of $160 million for 2005, and that for the first nine months of 2006, revenue was $592 million, an increase of 38 percent over the $429 million reported in the same period in 2005. Loral also announced that that adjusted EBITDA for the third quarter of 2006 was $36.1 million, compared to $9.9 million in 2005, and that for the first nine months of 2006, adjusted EBITDA was $63.8 million versus $25.4 million in the same period in 2005.
     55. In the press release issued on November 13, 2006, in conjunction with the Form 10Q announcing these results, defendant Targoff stated: “Our overall business execution has been excellent. Space Systems/Loral’s vigorous pursuit of opportunities in the commercial satellite manufacturing industry has resulted in the capture of five satellite awards this year. In addition, four satellites have been delivered to customers thus far and another is scheduled for delivery in December. We believe that both short- and long-term opportunities for SS/L continue to evidence the recovery of the satellite manufacturing industry. On the fixed satellite services side, the transponders in Loral Skynet’s fleet are operating at 74 percent capacity and we foresee continued steady results from our core transponder leasing business.”

     56. Nor were Loral’s November financial results the only good news in the pipeline. In October 2006, Loral also was expecting to announce a significant number of satellite wins. The satellite industry is a relatively concentrated industry with a small number of players competing for satellite awards. Competing for a satellite award is a lengthy process that requires successions of meetings and extensive communications between the competitors and the awarding party. As in any closely connected industry, the participants in the process gain insight into whether they are likely to receive the bid. Although participants might not be able to know exactly whether a bid will be received, participants know whether they are finalists and whether they have an optimal shot at obtaining the contract.
     57. In October 2006, at the time they were negotiating and approving the SPA, MHR and the Individual Defendants knew that Loral was well-positioned to win more than its fair share of satellite bids over the next several months. In a given year, approximately 20 satellites will be up for bid in the entire industry. Within three months after the Controlling Stockholder PIPE, Loral announced four wins. Loral announced the award of a contract to manufacture Nimiq 5 for Telesat Canada on January 4, 2007. Loral announced the award of a contract to deliver a high-power satellite to ProtoStar Ltd. on January 5, 2007. Loral announced the award of a contract to manufacture Intelsat 14 for Intelsat Corporation on January 19, 2007. Loral announced the award of a contract to manufacture a new direct broadcast satellite (DBS) for EchoStar Orbital Corporation II, a subsidiary of EchoStar Communications Corporation on January 24, 2007. Loral also captured two other satellite contract wins between that were not the subject of press releases.
     58. As the defendants well know and have disclosed in the 2005 10K and 2006 10K, Loral’s financial performance, and hence its value, depends significantly on its ability to win satellite construction contracts. Announcements of satellite orders thus materially impact the value of the Company and its stock price. From September 2001 through September 2003, Old Loral did not win any satellite contracts. Old Loral declared bankruptcy on July 15, 2003. By contrast, between October 2003 and December 2005, Old Loral (and after the Effective Date, Loral) won contracts for the construction of nine satellites. At the time they were negotiating and approving the SPA, the defendants knew that Loral was well positioned to win a series of satellite construction contracts and that Loral’s value was well in excess of both its stock price and the Conversion Price.
     59. Furthermore, in October 2006, at the time the defendants were negotiating and approving the SPA, the defendants knew that Loral would be announcing imminently other positive news about its business. On November 9, 2006, Loral announced the successful delivery of the WildBlue-1 satellite to the Arianespace spaceport in Kourou, French Guiana. On January 24, 2007, Loral announced it had obtained a verdict of $51 million against Rainbow DBS Holdings, Inc., a subsidiary of Cablevision Systems Corporation.
     60. Even more importantly, in October 2006 the defendants necessarily knew that Loral was well on its way towards announcing an extremely positive transaction for Loral and Skynet. On December 18, 2006, Loral announced its plan to acquire 100 percent of the stock of Telesat Canada through a joint venture with its partner, the Public Sector Pension Investment Board. Following the acquisition, Loral will contribute Skynet’s assets to the joint venture, thereby creating a satellite service provider with greatly expanded scale and increased backlog (the “Telesat Transaction”). The resulting company will be one of the word’s largest operators of telecommunications satellites, with a combined fleet of eleven satellites and four additional satellites to be launched over the next three years.

     61. The Telesat Transaction is a complex cross-border deal involving an industry with national security implications. The deal requires government approvals from both the United States and Canada. The terms of the transaction include disparate voting rights and equity stakes and a contribution of assets by Loral. Given the long lead time needed to pursue, develop and structure such a transaction, the defendants necessarily knew when they were negotiating and approving the Controlling Stockholder PIPE that that Loral was positioning itself for the Telesat Transaction.
     62. Loral’s disclosures confirm that MHR had advance, non-public knowledge of the Telesat Transaction. Targoff has stated publicly that MHR provided “substantial assistance in bringing about the transaction.” PSP has stated publicly that it was “extremely pleased to work with Loral and MHR” on the transaction. In the 2006 10K, Loral disclosed for the first time that proceeds from the Controlling Stockholder PIPE were to be used to partially fund the Telesat Transaction.
     63. The terms of the SPA likewise show that the defendants were anticipating the Telesat Transaction at the time they were negotiating and approving the SPA. As part of the Telesat Transaction, Skytel will redeem the Skytel Notes. As noted, because of its ownership of 44% of the Skytel Notes, MHR can veto any redemption, which requires the approval of the holders of two-thirds of the Skytel Notes. In the SPA, however, MRH agreed that it would not object to redemption of the Skytel Notes in conjunction with a transaction along the lines of the Telesat Transaction.
     64. MHR and the Individual Defendants thus were anticipating the Telesat Transaction when negotiating the SPA, yet the Individual Defendants nevertheless permitted MHR to pay a price for the Controlling Stockholder PIPE that did not adequately take into account the upside of the Telesat Transaction and the intrinsic value of Loral’s shares. This breach of fiduciary duty enabled MHR to expropriate economic value from Loral’s non-controlling stockholders.
     65. By entering into the SPA in October 2006, at a time when these events were known or foreseeable to insiders but not yet understood by the investing public, MHR and the defendants “spring-loaded” the value of the equity in the Controlling Stockholder PIPE. In other words, the defendants knew that Loral was far more valuable than the $30.1504 per share reflected by the Conversion Price. They nevertheless agreed to the Conversion Price so that MHR could expropriate value from the non-controlling stockholders. The indisputable proof likes in the stock price movement after October 2006: Loral’s share price rose from below $30 per share to over $50 per share as the positive news previously known only to MHR, the Individual Defendants and Loral became public knowledge. The surge in the stock price took place even in the face of the substantial dilution threatened by the Controlling Stockholder PIPE.
     66. MHR and the Individual Defendants also “spring-loaded” the Controlling Stockholder PIPE by changing their approach to the public markets shortly after the SPA was executed. Historically, Loral has refused to hold analyst calls or take other routine steps to communicate with the public markets about Loral. Not one stock analyst currently covers Loral. MHR and the Individual Defendants knew that these factors depressed the trading price of Loral’s stock. Not coincidentally, after the Controlling Stockholder PIPE, the Individual Defendants announced that they would begin holding analyst calls and communicating regularly with the public markets. MHR and the Individual Defendants knew that by taking these actions, Loral’s stock price would increase to the disproportionate benefit of MHR.

     67. MHR and the Individual Defendants necessarily knew that MHR was using the Controlling Stockholder PIPE to expropriate value from the non-controlling stockholders because of the manner in which they proceeded. MHR and the Individual Defendants did not conduct any reasonable procedures to ensure that they obtained market terms. They did not even engage a nationally recognized investment bank. The Individual Defendants did not explore financial sponsors other than MHR. They did not develop alternative plans to give them negotiating leverage vis-à-vis MHR. Immediately after the announcement of the SPA, Highland made an offer to provide the same financing on terms more favorable to Loral. Highland’s willingness to make this offer proves that the Individual Defendants did not conduct a reasonable process.
     68. Had the Individual Defendants wanted to avoid benefiting MHR through spring-loading, they could have negotiated for and obtained any number of common provisions to protect Loral and its other stockholders. They could have provided for the Conversion Price to adjust with Loral’s market price between the time of signing and closing. They could have established a reverse collar that would have adjusted the Conversion Price if it moved out of a defined range. They simply could have provided for a pricing mechanism based on the price at closing (or some range before or after closing) rather than at signing. The terms of the Preferred Stock already contain lengthy provisions that adjust the Conversion Price in ways beneficial to MHR. Undoubtedly, the Individual Defendants failed to obtain any adjustment provisions that would be beneficial to Loral because the Individual Defendants were under the domination and control of MHR and sought to benefit MHR at the expense of Loral’s other stockholders.
     69. The Individual Defendants’ failure to take reasonable measures to secure market terms from MHR is particularly glaring because Loral was not in desperate need of cash or otherwise in financial distress. If a corporation were to agree to the onerous and unfavorable terms contained in the SPA and Preferred Stock, one would expect that corporation to be in desperate need of cash or otherwise in dire straits. Far from it, Loral was flush with cash and was not facing any exigency. The only form of duress faced by Loral was compulsion from its controlling stockholder.
     70. In its 2005 10-K, Loral disclosed that as of December 31, 2005, the Company had $276 million of available cash. Loral further disclosed that it believed the cash it had on hand, together with net cash from operating activities, “will be adequate to meet its expected cash requirement through at least the next 12 months.” Loral did not need cash.
     71. On November 13, 2006, Loral filed with the SEC a universal shelf registration statement on Form S-3 covering the offer and sale by Loral of up to $500 million of securities which may include debt securities, common stock, preferred stock, warrants and subscription rights. Loral had no need to pursue a preferential insider transaction at the same time it planned to pursue lower cost and readily available debt and equity capital through the highly liquid public markets. If Loral needed another $300 million in funds, Loral simply could have increased the amount of its shelf registration to $800 million.
     72. The shelf registration also is notable because at the same time Loral was granting equity to MHR in the Controlling Stockholder PIPE, Loral was registering MHR’s common stock for sale in the Form S-3. Under the terms of the S-3, MHR and its affiliates are “selling stockholders” who have registered to offer up to 7,180,629 shares in the offering. MHR’s decision to register 7,180,629 shares is further evidence that in October and early November, MHR expected that Loral’s stock price was about to skyrocket. MHR therefore caused Loral to agree to the Controlling Stockholder PIPE so that MHR could acquire additional equity before the market understood Loral’s true value, and shortly thereafter registered 7,180,629 shares so that MHR could reap the benefits once the market price soared.
     73. Further evidence of the ample liquidity alternatives available to Loral comes from the Telesat Transaction. There, Loral and its partner obtained $3.1 billion in debt financing at a debt to equity ratio of 6:1. Loral itself will contribute only $234.1 million in equity financing to the project. Loral’s ability to access the highly liquid debt markets for the Telesat Transaction confirms that Loral did not need to engage in the unfair Controlling Stockholder PIPE.
     74. MHR and the Individual Defendants also necessarily knew that MHR was using the Controlling Stockholder PIPE to expropriate value from the non-controlling stockholders because the Conversion Price inexplicably values Loral’s equity below the value of Loral as determined by the bankruptcy court when its plan of reorganization was confirmed eighteen months earlier, despite significant improvements in Loral’s business since then.
     75. In connection with the confirmation of its plan of reorganization, Loral retained an independent appraisal firm which determined that Loral had an equity value post-reorganization of approximately $642 million. Each share of common stock was thus valued at the time at $32.10 per share. In August 2005, the bankruptcy court confirmed Loral’s plan of reorganization on the basis of this valuation.
     76. In the eighteen months since Loral exited from bankruptcy, Loral’s financial performance has improved dramatically. For example, at the end of 2004, while Loral was in bankruptcy, its backlog was $982 million. At the end of 2005, Loral’s backlog was $1.2 billion. On November 13, 2006, Loral announced that its consolidated backlog totaled $1.359 billion. As the defendants have disclosed in their 2005 10K and 2006 10K, Loral’s financial performance is dependent in significant part on its ability to increase its backlog. In addition, commencing on

March 18, 2006, Loral resumed marketing satellite services to a North American market, a region from which it had been precluded from during business for two years pursuant to the terms of a sale of satellites to Intelsat in March 2004 as part of the Loral Bankruptcy.
     77. Given the substantial improvements in Loral’s business since bankruptcy, the defendants could not have valued Loral in good faith at less than the value of $32.10 per share that Loral placed on the Company when the bankruptcy court approved Loral’s plan of liquidation. Yet that is precisely what the defendants did in approving the SPA.
     78. As a result of these factors, the price which MHR paid, which reflected only a nominal 12% premium to market, was not a fair price for the Preferred Stock. Pricing the deal at 12% over market was at most an effort by MHR and the Individual Defendants to camouflage the highly unfair nature of the Controlling Stockholder PIPE.
     79. In its 2006 10K, Loral was forced to admit the substantial damage the Company has suffered from the Controlling Stockholder PIPE. Because of the difference between the fair market value of Loral’s common stock on the date of issuance and the Conversion Price, Loral will be forced to take a charge to earnings of up to $170 million in the first quarter of 2007. This amount represents a reduction in earnings of approximately $8.60 per share.
MHR Extracted Unfair Voting Power and Control Rights
Through The Controlling Stockholder PIPE
     80. Though the Controlling Stockholder PIPE, MHR expropriated voting power and other control rights at the expense of Loral’s non-controlling stockholders. As a result of the Controlling Stockholder PIPE, MHR has gained contractual veto rights over significant aspects of Loral’s business. These voting rights come at the expense of Loral’s non-controlling stockholders. The Individual Defendants could and should have insisted on a standstill agreement and a lockup as conditions for the bounty they conferred on MHR through the Controlling Stockholder PIPE. They obtained neither.
     81. MHR also has the opportunity through the Controlling Stockholder PIPE to increase its voting power from approximately 35.9% to approximately 39.999%, and then to maintain its voting power at this level comfortably by converting Series B Preferred and Class B Common Stock into shares of Series A Preferred and common stock. If MHR is able to acquire 50% of Loral’s equity independently (and there is no standstill agreement that would prevent it from doing so), then Loral can convert the balance of its Preferred Stock or Class B Common Stock into common stock and raise its voting power as high as 66%. This increase in voting power comes at the expense of Loral’s non-controlling stockholders.
     82. Given the magnitude of the Controlling Stockholder PIPE, the Individual Defendants had an obligation to obtain the best transaction reasonably available under the circumstances. Prior to the Controlling Stockholder PIPE, MHR exercised effective control over Loral. Through the Controlling Stockholder PIPE, MHR achieved hard control over Loral through ownership of a majority of Loral’s equity, control over a two-thirds Board majority, and the ability to raise its voting power as high as 66%. Through these rights and equity position and because of the half-billion dollar unilateral put right triggered by a Change of Control, MHR can usurp for itself any future control premium that otherwise might be enjoyed by Loral’s non-controlling stockholders.
Other Unfair Aspects Of The Transaction
     83. The Controlling Stockholder PIPE is also unfair to Loral and its other stockholders because of other features of the transaction. Amazingly, MHR forced Loral to pay MHR a “placement fee” of $6.75 million in connection with the Controlling Stockholder PIPE. MHR received this fee despite representing in the SPA that “Except for the advisory fees of

Deutsche Bank Securities, Inc., payable pursuant to Section 6.05, no agent, broker, investment banker, Person or firm is or shall be entitled to any broker’s or finder’s fee or any other commission or similar fee directly or indirectly in connection with the transactions contemplated by this Agreement ....”
     84. MHR did nothing to deserve the placement fee. MHR did not shop the transaction, conduct a road show, or perform typical serves for which a placement fee is received. MHR simply extracted above-market terms and was the beneficiary of a value transfer from Loral’s non-controlling stockholders. The $6.75 million placement fee is simply more self-dealing by MHR that extracted more economic value from Loral’s non-controlling stockholders.
     85. Nor did MHR stop with the $6.75 million “placement fee.” MHR also caused Loral to pay a $1.5 million fee to MHR’s investment banker and to pay the fees and out of pocket expenses incurred by MHR’s legal counsel. As with the “placement fee,” MHR’s decision to force Loral to pay for MHR’s advisors simply extracts more economic value from Loral’s non-controlling stockholders.
The Individual Defendants Could And Should Have
Renegotiated The Transaction
     86. After Loral announced the Controlling Stockholder PIPE on October 17, 2006, Loral’s major stockholders other than MHR, including Highland and Murray Capital Management, Inc., immediately objected.
     87. By letter dated October 23, 2006, Highland advised Loral that it was prepared to purchase the convertible preferred stock Loral was issuing to MHR, but on terms more favorable to Loral. On October 24, 2006, Highland announced publicly that it was prepared to underwrite a $300 million convertible perpetual preferred stock transaction on similar terms that were more favorable to Loral than the Controlling Stockholder PIPE, including but not limited to a lower coupon rate and/or higher conversion price than MHR received, and would backstop the transaction. Highland also proposed to make its transaction open to all significant public stockholders other than Loral. Loral never attempted to pursue Highland’s offer or to negotiate with Highland.
     88. In response to the stockholder outcry, Loral announced on October 27, 2006, that it was seeking an alternative to the Controlling Stockholder PIPE that would include the participation of al interested stockholders. MHR likewise announced on October 30, 2006 that it was currently considering alternatives to the Controlling Stockholder PIPE that would include the participation of all interested stockholders. These disclosures were false.
     89. During the next four months, Loral and MHR continued to reassure the public markets that the SPA was not final and would be renegotiated. During a November 14, 2006 informational meeting with stockholders, Targoff expressed the view that MHR would respond positively to Loral’s request for a revised transaction. During a December 18, 2006 investor call, Targoff again reiterated that a new structure was under consideration. These disclosures also were false.
     90. The Individual Defendants had ample means available to renegotiate the Controlling Stockholder PIPE if they had wanted to protect Loral’s non-controlling stockholders. Because the continued recommendation of a special committee of independent directors was a condition to both parties’ obligation to close, the special committee could have forced MHR to renegotiate the transaction.
     91. Loral and the Individual Defendants also could have re-negotiated the transaction when Nasdaq required that any non-voting shares issued as part of a “make-whole” payment upon a change in control not be exchangeable into voting stock absent a stockholder vote specifically approving the change. Loral publicly announced this event on a Form 8-K dated February 26, 2007, along with its intention to make the change and proceed with the Controlling Stockholder PIPE as otherwise structured. The Controlling Stockholder PIPE closed the next day.
     92. Under Section 5.13 of the SPA, Loral was required to use its reasonable best efforts to obtain Nasdaq approval, but was not required to consummate the SPA on terms materially different from the SPA. By announcing the change required by Nasdaq on a Form 8-K, Loral demonstrated that it considered the change to be a material event. Rather than simply agreeing to the change, the Individual Defendants could have exercised their right to decline to consummate the Controlling Stockholder PIPE and used the opportunity to re-negotiate with MHR or to obtain other financing.
     93. The Individual Defendants also could have re-negotiated the SPA by exercising their right to terminate the SPA if the closing was not consummated within ninety days after the date the SPA was signed. As of January 15, 2007, the Board could have exercised this termination right, thereby enabling Loral to cut a new and more favorable deal with MHR or to obtain other financing.
     94. But the Individual Defendants did not exercise any of these options or the other alternatives that doubtless could have been identified. Instead, on February 26, 2007, Loral and MHR announced that they were proceeding with the Controlling Stockholder PIPE, contrary to their earlier representations that they would reconsider and renegotiate the transaction.
MHR And The Individual Defendants Rush To Close The
Controlling Stockholder PIPE
     95. On February 27, 2007, MHR and Loral closed the Controlling Stockholder PIPE. There was no pressing need for the transaction to close. The only reason for MHR and the

Individual Defendants to rush forward with the closing just one day after Loral announced that the transaction would proceed was to benefit MHR.
     96. By February 27, 2007, the facial unfairness of the Controlling Stockholder PIPE and the extraction of value from Loral’s non-controlling stockholders was staring MHR and the Individual Defendants in the face.
     97. Since the original approval and announcement of the SPA, Loral had announced all of the positive developments identified above, and consistent with their new approach to the public markets, the Individual Defendants had held an informational meeting with stockholders in November 2006. Loral’s stock price had skyrocketed. Loral’s common stock opened on February 26, 2007 at $51.25 per share, a price $21.10 above the Conversion Price. The spread between these values represented an immediate, windfall profit to MHR of nearly $210 million. MHR and the Individual Defendants knew that this value was being expropriated from Loral’s non-controlling stockholders.
     98. MHR and the Individual Defendants also knew that there was still more good news coming for Loral in the form of its results for the fourth quarter and year-end of 2006. Loral did not report those results until March 15, 2007; however, MHR and the Individual Defendants already had access to and knew those results.
     99. Loral’s fourth quarter and year-end numbers continued the blockbuster trend Loral established in the third quarter and announced only after the pricing of the Controlling Stockholder PIPE. Loral’s 2006 full year revenue was $797 million, a 27 percent increase from $626 million in 2005. Loral’s full year adjusted EBIDTA increased to $101 million, nearly three times Loral’s 2005 adjusted EBITDA of $37 million. Loral’s fourth quarter adjusted

EBITDA alone was $37 million, equal to the entire prior year, compared to adjusted EBITDA of only $11 million for the fourth quarter of 2005.
     100. In its March 15, 2007 press release, defendant Targoff made clear the importance of these results: “2006 was a watershed year for Loral in terms of implementing our growth and profitability strategy.” (Emphasis added.) The purpose and effect of the Controlling Stockholder PIPE was to permit MHR to capture the benefits of this “watershed year” and Loral’s promising future at the expense of Loral’s non-controlling stockholders.
     101. In a conference call on March 16, 2007, defendant Targoff focused on the benefits of the Telesat Transaction:
Overall, our results for 2006 were very good, and on the satellite services side, we’re very excited about the Telesat Canada transaction, which sets the table for Loral’s participation in what we believe is an exciting satellite service business for many years to come. As we have always said, increasing value at Skynet required growth back to a scale business. We addressed this in spades by our proposed transaction with Telesat. The combination of Skynet and Telesat into a new Company that will become the fourth largest satellite operator in the world is dramatic. (Emphasis added)
Of course, MHR extracted the Controlling Stockholder PIPE and priced it before the markets knew of the Telesat Transaction or its dramatic benefits.
     102. Targoff also explained that these improved results were not mere one-time events, but rather part of a long-term trend for Loral. As a result, he stated that Loral was evaluating a “meaningful facility expansion.” In response to a question about the expansion, Targoff stated: “if we believe that ’06 was an aberration and that we couldn’t at a minimum continue that pace [for satellite wins], I don’t think we would be prepared to decide to expand our facilities to the extent we’re looking at.” Here again, MHR extracted the Controlling Stockholder PIPE and priced it before Loral’s non-controlling stockholders knew of the satellite wins or Loral’s promising long-term trend.
     103. In late February 2007, having seen the stock market’s reaction to all of the positive news that Loral had announced, and knowing about Loral’s outstanding fourth quarter and year-end results, which had not yet been announced, truly independent and properly motivated fiduciaries would have refused to proceed with the Controlling Stockholder PIPE. Yet MHR and the Individual Defendants closed the deal as soon as they could.
     104. In the 2006 10K that Loral filed on March 15, 2007, more than two weeks after the closing of the Controlling Stockholder PIPE, Loral acknowledged the tremendous value expropriated by MHR. According to the 2006 10K, the undervalued equity extracted by MHR conferred a benefit on MHR of up to $170 million. To account for this benefit, Loral will be forced to take a one-time charge to earnings in the first quarter of 2007 in the amount of $8.60 per share. Loral’s EBITA for the entire year in 2006 was only $101 million, or approximately $5 per share. Thus even under Loral’s doubtless conservative calculation, the value improperly conferred on MHR by the Controlling Stockholder PIPE far exceeds all of Loral’s reported EBITDA for the prior year. Moreover, Loral’s reported EBITDA included two one-time items with a combined value of $29 million. Excluding these items, the Controlling Stockholder PIPE represents a direct wealth transfer from Loral’s non-controlling stockholders to MHR of nearly three times Loral’s 2006 EBITDA. To make matters worse, every time Loral pays a dividend on the newly issued shares, as it must under the terms of the Preferred Stock, Loral must take additional charges to earnings. Each of these dividend payments results in further transfers of economic value and voting power from Loral’s non-controlling stockholders to MHR.

CLASS ACTION ALLEGATIONS
     105. Highland brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”).
     106. This action is properly maintainable as a class action.
     107. The Class is so numerous that joinder of all members is impracticable. As of October 17, 2006, Loral had 20,000,000 shares of common stock outstanding. These shares were held by more than 100 holders of record and by hundreds, if not thousands, of beneficial holders of other than the Defendants.
     108. There are questions of law and fact that are common to the Class including, inter alia, (i) whether Defendants have breached their fiduciary and other common law duties owed to the members of the Class; (ii) whether the Controlling Stockholder PIPE constitutes a breach of the duties of fair dealing and loyalty with respect to the members of the Class; (iii) whether the Controlling Stockholder PIPE extracts economic value and voting power from the Class for the benefit of MHR, and (iv) whether the Class is entitled to damages or other equitable relief as a result of the wrongful conduct of the Defendants.
     109. Highland is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Highland’s claims are typical of the claims of the other members of the Class, and Highland has the same interests as other members of the Class. Highland will fairly and adequately represent the Class.

     110. Defendants have acted in a manner that affects Plaintiffs and all members of the Class alike, thereby making appropriate Class-wide equitable, declaratory, or injunctive relief, including damages, with respect to the Class as a whole.
     111. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for Defendants, incompatible remedies, and adjudications with respect to the individual members of the Class which would, as a practical matter, be dispositive of the interests of other Class members or substantially impair or impede their ability to protect their interests.
     112. Prior to filing this action, Highland made use of Section 220 of the General Corporation Law to obtain books and records from Loral regarding the Controlling Stockholder PIPE. Highland agreed to maintain the confidentiality of the books and records and therefore did not refer to them in this complaint.
COUNT I
(Breach of Fiduciary Duty regarding the SPA)
     113. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.
     114. As directors of Loral, the Individual Defendants owe fiduciary duties of loyalty and care to the Class. In fulfilling their duty of loyalty, the Individual Defendants must act in good faith.
     115. As the controlling stockholder of Loral, MHR owes fiduciary duties to the Class.
     116. MHR and the Individual Defendants breached their fiduciary duties in negotiating and approving the SPA.

     117. MHR and the Individual Defendants must establish that the SPA is entirely fair to the Class. MHR and the Individual Defendants cannot meet this burden.
     118. MHR and the Individual Defendants must establish that the SPA is entirely fair to the Class because (i) the SPA is a transaction between Loral and its controlling stockholder, (ii) a majority of the Board is not disinterested and independent with respect to the SPA, and (iii) there was no effective special committee process that would shift the burden of proving entire fairness from MHR and the Individual Defendants.
     119. Regardless of which party bears the burden of proof, the SPA is not entirely fair to the Class. The Defendants did not employ a fair process, and the SPA did not provide a fair price. Other aspects of the SPA, such as the requirement that Loral pay MHR a placement fee and pay for all of MHR’s advisors, are likewise unfair.
     120. The SPA is also unfair because it interferes with stockholder voting rights. Section 5.12 of the SPA provides that MHR’s shares of Series A Preferred and any common stock into which the Series A Preferred is converted will be voted as the Board recommends in the election and removal of directors. This is device permits the Individual Defendants to cause shares of MHR stock to be voted in their own favor and thereby perpetuate themselves as directors of Loral, in contravention of the shareholder franchise.
     121. Rather than an entirely fair transaction, the SPA was a mechanism for MHR to extract economic value and voting power from the Class.
     122. Plaintiff has no adequate remedy at law.
COUNT II
(Breach of Fiduciary Duty and Entire Fairness
in the Controlling Stockholder PIPE)
     123. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.

     124. As directors of Loral, the Individual Defendants owe fiduciary duties of loyalty and care to the Class. In fulfilling their duty of loyalty, the Individual Defendants must act in good faith.
     125. As the controlling stockholder of Loral, MHR owes fiduciary duties to the Class.
     126. The Individual Defendants breached their fiduciary duties by failing to terminate or re-negotiate the SPA after it was announced and instead proceeding with the Controlling Stockholder PIPE.
     127. MHR and the Individual Defendants must establish that the Controlling Stockholder PIPE is entirely fair to the Class. MHR and the Individual Defendants cannot meet this burden.
     128. MHR and the Individual Defendants must establish that the Controlling Stockholder PIPE is entirely fair to Loral’s non-controlling stockholders because (i) the Controlling Stockholder PIPE is a transaction between Loral and its controlling stockholder, (ii) a majority of the Board is not disinterested and independent with respect to the Controlling Stockholder PIPE, and (iii) there was no effective special committee process that would shift the burden of proving entire fairness from MHR and the Individual Defendants.
     129. Regardless of which party bears the burden of proof, the Controlling Stockholder PIPE is not entirely fair to the Class. The Defendants did not employ a fair process, and the Controlling Stockholder PIPE does not provide a fair price. Other aspects of the Controlling Stockholder PIPE, such as the requirement that Loral pay MHR a placement fee and pay for all of MHR’s advisors, are likewise unfair.
     130. The terms of the Preferred Stock further also interfere with stockholder voting rights. Under the terms of the Preferred Stock, a change in a majority of the Board will constitute a Change in Control, thereby triggering a nearly half-billion dollar cash payment to MHR. This punitive payment is equal to five times Loral’s 2006 adjusted EBITDA. It also represents nearly 60% of Loral’s total market capitalization.
     131. Delaware law recognizes in the context of termination fees that large cash payments have coercive effects on director and stockholder decision-making. The termination fee cases provide guidance on the level of payments that are coercive.
     132. The size of the payment triggered by MHR’s unilateral put right at twenty times larger than the level of termination fees that Delaware law views as non-coercive, and is nearly ten times larger than the level of termination fee that Delaware law regards as facially coercive.
     133. Because of this punitive payment, no stockholder or potential acquirer can risk replacing a majority of the Board. The effect of these provisions is to interfere with stockholder voting rights.
     134. Rather than an entirely fair transaction, the Controlling Stockholder PIPE was a mechanism for MHR to extract economic value and voting power from the Class.
     135. Loral has been damaged by in an amount to be proven at trial.
     136. Plaintiff has no adequate remedy at law.
COUNT III
(Ultra Vires Abdication)
     137. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.
     138. As directors of Loral, the Individual Defendants owe fiduciary duties of loyalty and care to Loral and the Class. In fulfilling their duty of loyalty, the Individual Defendants must act in good faith.

     139. Under Section 141(a) of the Delaware General Corporation Law, the Individual Defendants have the statutory duty and obligation to direct and oversee the business and affairs of Loral. This statutory duty and obligation is particularly important in the context of any potential change of control.
     140. Directors breach their fiduciary duties and commit an ultra vires abdication of their statutory authority if they prevent themselves from directing and overseeing the business and affairs of a Delaware corporation and prevent themselves from exercising their unremitting fiduciary duties, particularly in the context of a change in control.
     141. By agreeing to the SPA and issuing the Preferred Stock, the Individual Defendants have breached their fiduciary duties and committed an ultra vires abdication of their statutory authority by preventing themselves from directing and overseeing the business and affairs of a Delaware corporation and from exercising their unremitting fiduciary duties in the context of a change in control.
     142. The terms of the SPA and the Preferred Stock transfer to MHR the power to determine whether Loral will engage in a change of control.
     143. The terms of the Preferred Stock provide that in the event of a Change in Control, MHR can trigger an immediate cash payment of nearly a half-billion dollars. This punitive payment is equal to five times Loral’s 2006 adjusted EBITDA. It also represents nearly 60% of Loral’s total market capitalization.
     144. Delaware law recognizes that a payment can have coercive effects on director and stockholder decision-making, and decisions involving termination fees provide guidance as to the size of payments that are deemed coercive. The payment required by the MHR unilateral put right is twenty times the level of termination fees that Delaware law views as non-coercive, and is nearly ten times the level of termination fee that Delaware law regards as facially coercive.
     145. Because of its right to this punitive payment, it is MHR, not the Loral Board, who will decide whether or not Loral will engage in a Change in Control. By agreeing to the Controlling Stockholder PIPE and issuing the Preferred Stock, the Individual Defendants breached their fiduciary duties and abdicated their ability to exercise their fiduciary duties in the context of a change in control.
     146. Plaintiff has no adequate remedy at law.
COUNT IV
(Breach of the Fiduciary Duty of Disclosure)
     147. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.
     148. As directors of Loral, the Individual Defendants owe fiduciary duties of loyalty and care to the Class. In fulfilling their duty of loyalty, the Individual Defendants must act in good faith. These fiduciary duties include a fiduciary duty of disclosure.
     149. As the controlling stockholder of Loral, MHR owes fiduciary duties to the Class. These fiduciary duties include a fiduciary duty of disclosure.
     150. The Individual Defendants breached their fiduciary duty of disclosure by stating publicly that they would seek to renegotiate the SPA or to obtain an alternative failing to re-negotiate the SPA after it was announced and instead proceeding with the Controlling Stockholder PIPE.
     151. MHR breached its fiduciary duty of disclosure by stating publicly that it would seek to renegotiate the SPA or to obtain an alternative failing to re-negotiate the SPA after it was announced and instead proceeding with the Controlling Stockholder PIPE.

     152. Plaintiff has no adequate remedy at law.
COUNT V
(Aiding and Abetting by MHR)
     153. Plaintiff repeats and realleges the allegations set forth above as if fully set forth herein.
     154. To the extent that either MHR did not breach its fiduciary duties in connection with the SPA and the Controlling Stockholder PIPE, MHR aided and abetted the Individual Defendants in their breach of fiduciary duty.
     155. MHR knew that the SPA and the Controlling Stockholder PIPE were unfair transactions through which MHR was extracting economic value and voting power from Loral’s non-controlling stockholders.
     156. MHR exerted its power, authority, and control as Loral’s controlling stockholder to compel the Individual Defendants to agree to the SPA and proceed with the Controlling Stockholder Transaction.
     157. Plaintiff has no adequate remedy at law.
     WHEREFORE, Highland respectfully requests that this Court:
          a. Certify this action as a class action pursuant to Court of Chancery Rule 23;
          b. determine that MHR and the Individual Defendants breached their fiduciary duties by negotiating and approving the SPA;
          c. determine that MHR and the Individual Defendants breached their fiduciary duties by failing to re-negotiate and/or terminate the SPA and instead proceeding with the Controlling Stockholder PIPE;

          d. declare that the Individual Defendants breached their fiduciary duties and committed an ultra vires abdication of their authority as directors by issuing the Preferred Stock to MHR;
          e. determine that MHR and the Individual Defendants breached their fiduciary duty of disclosure;
          f. determine in the alternative that that MHR aided and abetted the Individual Defendants’ breach of fiduciary duty;
          g. determine that the Controlling Stockholder PIPE was not entirely fair and rescind the transaction,
          h. impose a constructive trust on any profits MHR earned through the Controlling Stockholder Transaction;
          i. compel MHR to distribute a portion of the Preferred Stock or resulting shares into which the Preferred Stock converts to the Class;
          j. invalidate a portion of the Preferred Stock or resulting shares into which the Preferred Stock converts;
          k. impose a permanent injunction on MHR’s right to convert the Preferred Stock or to exercise the voting power conferred by the Preferred Stock or the shares into which it converts;
          l. award damages to the Class in an amount to be determined at trial;
          m. award pre-judgment and post-judgment interest;
          n. award Highland its costs and disbursements in this action, including reasonable attorneys’ and experts’ fees; and

          o. grant Highland such other and further relief as this Court may deem just and proper.

/s/ Kevin G. Abrams
Kevin G. Abrams (#2375)
J. Travis Laster (#3514) Mathew F. Davis ((#4696) Nathan A. Cook (#4841) ABRAMS & LASTER LLP 1521 Concord Pike, Suite 303 Wilmington, Delaware 19803 (302) 778-1000 Attorneys for Plaintiff

Dated: March 21, 2007

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

HIGHLAND CRUSADER OFFSHORE	)
PARTNERS, L.P.,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
MARK H. RACHESKY, SAI	)
DEVABHAKTUNI, HAL GOLDSTEIN,	)
MICHAEL B. TARGOFF, JOHN D.	)
HARKEY, JR., DEAN OLMSTEAD,	)
ARTHUR L. SIMON, JOHN P. STENBIT,	)
MHR FUND MANAGEMENT LLC,	)
LORAL SPACE & COMMUNICATIONS,	)
INC.	)
)
Defendants.	)
VERIFICATION
     I, Niles Chura, having been duly sworn, depose and say as follows:
     1. I am Secretary of Highland Crusader Fund GP, LLC, the general partner of Highland Crusader Fund GP, L.P., which is the general partner of Highland Crusader Offshore Partners, L.P. (“Highland”), the plaintiff in this action. I am authorized to make this verification on Highland’s behalf.
     2. To the extent the allegations of the verified complaint concern the actions of Highland, I know the allegations to be true and correct.
     3. To the extent the allegations of the verified complaint concern the actions of parties other than Highland, I believe the allegations to be true and correct.
[Signature page follows.]

/s/ Niles Chura
Niles Chura

SWORN TO AND SUBSCRIBED before me
this 21st day of March, 2007.

/s/ Mac Luis Via-Daens
Notary Public

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